UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):                                     -------------------------------
 |X|  Form 10-K                                   OMB Number: 3235-0058
 |_|  Form 20-F                                   Expires: April 30, 2009
 |_|  Form 11-K                                   Estimated average burden
 |_|  Form 10-Q                                   hours per response . . . 2.50
 |_|  Form 10-D                                  -------------------------------
 |_|  Form N-SAR
 |_|  Form N-CSR                                 -------------------------------
                                                         SEC FILE NUMBER
                                                            000-29463
                                                 -------------------------------

                                                 -------------------------------
                                                          CUSIP NUMBER
                                                           92258H 108
                                                 -------------------------------

                       For Period Ended: 12/31/2008
                       |_|  Transition Report on Form 10-K
                       |_|  Transition Report on Form 20-F
                       |_|  Transition Report on Form 11-K
                       |_|  Transition Report on Form 10-Q
                       |_|  Transition Report on Form N-SAR

                       For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                              VELOCITY ENERGY INC.
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                             Full Name of Registrant

                            SONTERRA RESOURCES, INC.
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                            Former Name if Applicable

        523 N. Sam Houston Parkway East, Suite 175, Houston, Texas 77060
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                      Address of Principal Executive Office

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a)   The reasons described in reasonable detail in Part III of this form
    |        could not be eliminated without unreasonable effort or expense;
    |  (b)   The subject annual report, semi-annual report, transition report on
    |        Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] |        portion thereof, will be filed on or before the fifteenth calendar
    |        day following the prescribed due date; or the subject quarterly
    |        report or transition report on Form 10-Q or subject distribution
    |        report on Form 10-D, or portion thereof, will be filed on or before
    |        the fifth calendar day following the prescribed due date; and
    |  (c)   The accountant's statement or other exhibit required by Rule
    |        12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Form 10-K for its fiscal year ended December 31, 2008 could not be filed within the prescribed time period without unreasonable effort or expense as a result of the recent financial restructuring and acquisition of a new business in November 2008, the mid-year 2008 transition of the management team, the merger of several private companies into the Registrant during 2008, and the additional time required for the Registrant's new management to prepare, review and complete of the Registrant's financial statements and Form 10-K in consideration of these circumstances. The Registrant continues to dedicate significant resources to the completion of its financial statements and the Form 10-K, and anticipates filing the Form 10-K on or before the end of the extended deadline.

                                SEC 1344 (05-06)
                 Persons who are to respond to the collection of
             information contained in this form are not required to
                  respond unless the form displays a currently
                            valid OMB control number.

                         (Attach Extra Sheets if Needed)
                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Donald J. Sebastian                       (713) 741-0610
        -------------------------                 ----------------------
                (Name)                              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              VELOCITY ENERGY INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2009                     By:   /s/ Donald J. Sebastian
                                           -------------------------------------
                                              Donald J. Sebastian
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).